Exhibit 99.1

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of the shareholders of P.V. Nano Cell Ltd. (the “Company”), to be held at 4:00 pm, Israel time, on Thursday, December 21, 2023, or at any adjournments thereof, to be held at the Company’s offices at 8 Hamasger Street, Midgal Ha’Emek, Israel 2310102, for the following purposes:

1.	To approve (i) the re-election of Dov Farkash as a Class I director, to serve until the Company’s annual general meeting of shareholders to be held in 2026, and until his successor is duly elected and qualified; and (ii) subject to the approval of Proposal 8 at the Meeting, the election of Gil Kerbs as a Class I director, to serve until the Company’s annual general meeting of shareholders to be held in 2026, and until his successor is duly elected and qualified.

2.	To approve the election of Ido Lapidot and Limor Magen-Telem as external directors, within the meaning of the Israeli Companies Law, 5759-1999 (the “Companies Law”), each for a three-year term.

3.	To approve the grant of options to each of the directors of the Company who shall serve in such capacity immediately following the Meeting (other than Gil Kerbs).

4.	To approve a private placement of the Company’s units, comprised of ordinary shares and warrants, to GTRIMG Investments Ltd., the controlling shareholder of the Company.

5.	To ratify and approve an amendment to the terms of a financing round of the Company, as previously approved by the Company’s shareholders, in the form of a private placement of the Company’s ordinary shares to GTRIMG Investments Ltd., the controlling shareholder of the Company, and other existing shareholders.

6.	To ratify and approve the extension of the Active Chairman Agreement between the Company and Exoro Ltd., a company wholly owned by Dov Farkash, a Class I director and the Active Chairman of the Board of Directors of the Company.

7.	To approve the Company entering into an indemnification and exculpation agreement with Mr. Avi Magid, the Company’s chief executive officer and a director, Mr. Keinan Maman, a Class II director, and Gil Kerbs and Limor Magen-Telem, subject to their election to serve as directors of the Company at the Meeting.

8.	To approve an amendment to the Company’s Articles of Association to increase the size of the Company’s Board of Directors to a maximum of eight directors.

9.	To ratify and approve the reappointment of Ziv Haft (BDO Member Firm), CPA, as the Company’s independent auditor for the year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders.

In addition, at the Meeting, representatives of the Company’s management will be available to review and discuss the consolidated financial statements of the Company for the year ended December 31, 2022.

Only shareholders who held shares at the close of business on November 14, 2023, are entitled to notice of, and to vote at the Meeting and any adjournments thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of the Company’s shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.

If you are a shareholder of record (i.e., your shares are registered directly in your name with the Company’s transfer agent or in the Company’s share register), you can vote by submitting a proxy over the Internet or by completing, signing, and returning the enclosed proxy card by email or mail, or in person by attending the Meeting. Proxies must be received by Internet, email or mail by the Company’s transfer agent or by mail at the Company’s registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., you hold your shares in “street name”), you must follow the instructions included in the enclosed voting instruction form you receive from your bank, broker or nominee. If you hold your shares in “street name” and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

Our Board of Directors recommends that you vote FOR each of the above proposals, which are described in the Proxy Statement.

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of the Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour of the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Companies Law, is November 20, 2023. To the extent any shareholder would like to state his/her/its position with respect to any of the proposals described in this notice, pursuant to regulations under the Companies Law, such shareholder may do so by delivery of a notice to the Company’s offices located at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, Attention: Mr. Evyatar Cohen, Chief Financial Officer, not later than December 11, 2023.

The full version of the proposed resolutions may be viewed in the accompanying proxy statement, which together with the accompanying proxy card (collectively, the “Proxy Materials”), will be available to the public on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. The Proxy Materials will also be made available on the Company’s corporate website and may also be viewed at the Company’s offices during regular business hours at 8 Hamasger Street, Midgal Ha’Emek, Israel; Tel: +972-4-6546881. The Company’s representative is Mr. Evyatar Cohen, chief financial officer, who can be reached at telephone: +972-4-6546881 or e-mail address: evyatar@profinance.co.il. Detailed voting instructions are provided in the accompanying proxy statement and the proxy card.

Very truly yours,

/s/ Avi Magid
Avi Magid
Chief Executive Officer

November 13, 2023

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share, of P.V. Nano Cell Ltd. (“we,” “us,” “our” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, December 21, 2023, at 4:00 p.m. Israel time, at the offices of the Company, at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102.

Agenda Items

The agenda of the Meeting will be as follows:

1.	To approve the (i) re-election of Dov Farkash as a Class I director, to serve until the Company’s annual general meeting of shareholders to be held in 2026, and until his successor is duly elected and qualified; and (ii) subject to the approval of Proposal 8 at the Meeting, the election of Gil Kerbs as a Class I director, to serve until the Company’s annual general meeting of shareholders to be held in 2026, and until his successor is duly elected and qualified.

2.	To approve the election of Ido Lapidot and Limor Magen-Telem as external directors, within the meaning of the Israeli Companies Law, 5759-1999 (the “Companies Law”), each for a three-year term.

3.	To approve the grant of options to each of the directors of the Company who shall serve in such capacity immediately following the Meeting (other than Gil Kerbs).

4.	To approve a private placement of the Company’s units, comprised of ordinary shares and warrants, to GTRIMG Investments Ltd. (“GTRIMG”), the controlling shareholder of the Company.

5.	To ratify and approve an amendment to the terms of a financing round of the Company, as previously approved by the Company’s shareholders, in the form of a private placement of the Company’s ordinary shares to GTRIMG, the controlling shareholder of the Company, and other existing shareholders.

6.	To ratify and approve the extension of the Active Chairman Agreement between the Company and Exoro Ltd., a company wholly owned by Dov Farkash, a Class I director and the Active Chairman of the Board of Directors of the Company.

7.	To approve our entering into an indemnification and exculpation agreement with Mr. Avi Magid, the Company’s chief executive officer and a director, Mr. Keinan Maman, a Class II director, and Gil Kerbs and Limor Magen-Telem, subject to their election to serve as directors of the Company at the Meeting.

8.	To approve an amendment to the Company’s Articles of Association to increase the size of the Company’s Board of Directors to a maximum of eight directors.

9.	To ratify and approve the reappointment of Ziv Haft (BDO Member Firm), CPA, as the Company’s independent auditor for the year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders.

In addition, at the Meeting, representatives of the Company’s management will be available to review and discuss the consolidated financial statements of the Company for the year ended December 31, 2022.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies will vote according to their own judgment on those matters.

Board Recommendation

Our board of directors recommends that you vote “FOR” the election of Dov Farkash as a Class I director and each of the external director nominees set forth in Proposal 2 and the approval of each of the other proposals set forth in this Proxy Statement.

Who Can Vote

Only shareholders of record at the close of business on November 14, 2023 (the “Record Date”), are entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

How You Can Vote

You can vote your ordinary shares by attending the Meeting, as described below. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held as a beneficial owner through a broker, bank or nominee (i.e., shares held in “street name”).

Shareholders of Record.

If you are a shareholder of record (i.e., your shares are registered directly in your name with our transfer agent or in the Company’s share register), you may vote by (i) attending and voting in person at the Meeting; (ii) by submitting your vote by proxy over the Internet, by logging on to the website listed on the enclosed proxy, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts, no later than later than forty-eight (48) hours prior to the designated time for the Meeting; or (iii) by completing, signing and submitting the proxy card either by mail in the postage-paid envelope provided or via email in accordance with the instructions set forth on the enclosed proxy card. Proxies must be received by our transfer agent or at our registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Meeting.

Beneficial Holders

If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”) and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. If your ordinary shares are held in “street name” and you wish to vote via proxy, please follow the voting instructions provided to you by your broker, bank, trustee or nominee.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering to us a written notice of revocation, by granting a new proxy bearing a later date or by voting again via the Internet, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Solicitation of Proxies

Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of the Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour of the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve each of the proposals.

In addition, the election of each of the external directors under Proposal 2 is also subject to the fulfillment of one of the following additional voting requirements (i) the shares voting in favor of the election of each external director nominee (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such election (excluding a personal interest that is not related to a relationship with a controlling shareholder), or (ii) the total number of shares voted against the election of each external director nominee by shareholders referred to in clause (i) does not exceed two-percent (2%) of our outstanding voting rights.

In addition, the approval of each of Proposal 4 and 5 is also subject to the fulfillment of one of the following additional voting requirements: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders referred to in clause (i) does not exceed two-percent (2%) of our outstanding voting rights.

In addition, the approval of each of Proposals 3B, 6 and 7A is also subject to the fulfillment of one of the following additional voting requirements: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders referred to in clause (i) does not exceed two-percent (2%) of our outstanding voting rights.

GTRIMG beneficially owns 39.11% of our outstanding ordinary shares as of the date of this Proxy Statement and is deemed our controlling shareholder (as defined in the Companies Law) for purposes of Proposals 3B, 6 and 7A.

Each shareholder voting on the election of the external directors under Proposal 2 and voting on Proposals 3B, 4, 5, 6 and 7A is required to indicate on the proxy card or voting instruction form, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposals (for purposes of Proposal 2, excluding a personal interest that is not related to a relationship with a controlling shareholder). Otherwise, the shareholder’s vote will not be counted for the purposes of the proposals. Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company, with respect to which, the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of November 13, 2023, by (i) each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares; (ii) each of our current directors, director nominees and executive officers; and (iii) all of our directors, director nominees and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the “Commission”). Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options and warrants that are currently exercisable or exercisable within 60 days of November 13, 2023 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 178,299,561 ordinary shares outstanding as of November 13, 2023.

Except where otherwise indicated, we believe, based on information furnished to us by such owners and based on public information, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. In addition, none of our shareholders have different voting rights from other shareholders.

	No. of Shares Beneficially Owned		Percentage Owned
Holders of more than 5% of our voting securities:
GTRIMG Investments Ltd.	73,079,647	(1)	39.11%
Legov Ltd.	54,084,566	(2)	28.65%
Teuza – A Fairchild Technology Venture Ltd.	29,838,107	(3)	16.37%
Y.T.Y. Lenny Investments Ltd.	15,123,754	(4)	8.29%

Directors, director nominees and executive officers:
Dov Farkash, Chairman of the Board	939,164	(5)	*
Avi Magid, Chief Executive Officer and Director	1,888,889	(6)	1.04%
Fernando de la Vega, Chief Technology Officer and Director	5,801,534	(7)	3.17%
Ofer Greenberger, Director	487,500	(8)	*
Keinan Maman, Director	—		—
Ido Lapidot, External Director	1,408,746	(9)	*
Limor Magen-Telem, External Director Nominee	—		—
Gil Kerbs, Director Nominee	—		—
Evyatar Cohen, Chief Financial Officer	1,878,327	(10)	1.04%
Directors, director nominees and executive officers as a group (7 persons)	12,404,160	(11)	6.83%

*	Represents less than 1.0% beneficially held.

(1)	Includes (i) 64,508,219 ordinary shares beneficially owned by GTRIMG, a company incorporated under the laws of the State of Israel, which is wholly-owned by TRIMG Communication International Ltd., a company incorporated under the laws of the State of Israel, (“GTRIMG Communication”), which itself is wholly-owned by GTRIMG Ltd., a company incorporated under the laws of the British Virgin Islands (“GTRIMG Ltd.” and together with GTRIMG and GTRIMG Communication, the “GTRIMG Entities”), which itself is wholly-owned by GTRIMG Foundation, a foundation incorporated under the laws of the Principality of Liechtenstein, the beneficiaries of which are Messrs. Talia Zeevi, Rami Zeevi, Yael Zeevi Shoer, Michal Zeevi Bender and Gur Zeevi, and (ii) 8,571,428 ordinary shares issuable upon exercise of outstanding warrants held by GTRIMG currently exercisable or exercisable within 60 days of November 13, 2023.

(2)	Includes (i) an aggregate 39,798,853 ordinary shares held by Legov Ltd., GlenRock Israel Ltd., Insight Capital Ltd. (collectively, the “LR Entities”) and Leon Recanati, and (ii) 14,285,713 ordinary shares issuable upon exercise of outstanding warrants held by Insight Capital Ltd. currently exercisable or exercisable within 60 days of November 13, 2023. Leon Recanati is the beneficial owner of the ordinary shares held by the LR Entities and underlying the warrants held by Insight Capital Ltd.

(3)	Includes (i) 25,552,393 ordinary shares beneficially owned, and (ii) 4,285,714 ordinary shares issuable upon exercise of outstanding warrants currently exercisable or exercisable within 60 days of November 13, 2023.

(4)	Includes (i) an aggregate 8,695,183 ordinary shares held by Y.T.Y. Lenny Investments Ltd. and Sullam Holdings L.R Ltd., and (ii) 6,428,571 ordinary shares issuable upon exercise of outstanding warrants held by Sullam Holdings L.R Ltd. currently exercisable or exercisable within 60 days of November 13, 2023. Lenny Recanati is the beneficial owner of the ordinary shares held by Y.T.Y. Lenny Investments Ltd. and Sullam Holdings L.R Ltd. and the ordinary shares underlying the warrants held by Sullam Holdings L.R. Ltd.

(5)	Represents options to purchase 939,164 ordinary shares currently exercisable or exercisable within 60 days of November 13, 2023.

(6)	Represents options to purchase 1,888,889 ordinary shares currently exercisable or exercisable within 60 days of November 13, 2023.

(7)	Includes (i) 1,336,140 ordinary shares beneficially owned, and (ii) options to purchase 4,465,394 ordinary shares currently exercisable or exercisable within 60 days of November 13, 2023.

(8)	Represents options to purchase 487,500 ordinary shares currently exercisable or exercisable within 60 days of November 13, 2023.

(9)	Represents options to purchase 1,408,746 ordinary shares currently exercisable or exercisable within 60 days of November 13, 2023.

(10)	Represents options to purchase 1,878,327 ordinary shares currently exercisable or exercisable within 60 days of November 13, 2023.

(11)	See footnotes (5)-(10) above.

Executive Officer Compensation

For information regarding the compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Companies Law) for the year ended December 31, 2022, see “Item 6B. Directors, Senior Management and Employees — Compensation” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the Commission on May 15, 2023.

PROPOSAL 1

ELECTION OF DIRECTORS

(Item 1A and 1B in the Proxy Card)

Background

Under our current Articles of Association, the number of directors on our Board of Directors will be no less than three and no more than seven directors, with all directors (other than the external directors, within the meaning of the Companies Law) divided into three classes with staggered three-year terms, designated as Class I, Class II and Class III, with each class of directors to consist, as nearly as possible, of one-third of the total number of directors other than the external directors. At each annual general meeting of our shareholders thereafter, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director so elected will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or our Articles of Association

Our Board of Directors is divided among the three classes of directors (except for our Chief Executive Officer and the external directors, within the meaning of the Companies Law) as follows:

Name	Age	Position
Class I Directors Serving until 2023 Annual General Meeting
Dov Farkash	63	Active Chairman
Class II Directors Serving until 2024 Annual General Meeting
Ofer Greenberger	62	Director
Keinan Maman	47	Director
Class III Directors Serving until 2025 Annual General Meeting
Fernando de la Vega	65	Director and Chief Technology Officer

Under our Articles of Association, our Chief Executive Officer, currently Mr. Avi Magid, serves as an ex-officio member of our Board of Directors. In addition, Mr. Ido Lapidot currently serves as our external director in accordance with Israeli law, for a three-year term ending in December 2023 (see Proposal 2 below).

At the Meeting, the term of our Class I director, Dov Farkash, will expire. Our Board of Directors has nominated Dov Farkash for re-election at the Meeting as a Class I director for an additional three-year term to expire at the 2026 annual general meeting of our shareholders, and until his successor has been duly elected and qualified or until his office is vacated in accordance with our Articles of Association and the Companies Law.

In addition, our Board of Directors believes it is in the best interest of Company and its shareholders to elect an additional director to the Board of Directors and subject to the approval of Proposal 8 at the Meeting, has nominated Gil Kerbs for election at the Meeting as a Class I director for an initial three-year term to expire at the 2026 annual general meeting of our shareholders, and until his successor has been duly elected and qualified or until his office is vacated in accordance with our Articles of Association and the Companies Law. If the shareholders vote in favor of the election of Gil Kerbs at the Meeting but Proposal 8 is not approved at the Meeting, Gil Kerbs shall not be elected as a Class I director of the Company.

In accordance with the Companies Law, each of the director nominees has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company and that he possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his duties as a director of our Company, taking into consideration our Company’s size and special needs.

We are not aware of any reason why Dov Farkash or Gil Kerbs, if elected, would be unable or unwilling to serve as a director. Should Dov Farkash or Gil Kerbs be unavailable for election, the proxies will be voted for substitute nominee(s) designated by our Board of Directors.

Nominees for Director

Biographical information concerning the nominees for election as directors at the Meeting is set forth below.

Dov Farkash has served as our Active Chairman since April 2020. Mr. Farkash has more than 25 years of experience in business leadership and technology development in the electronics industry. From January 2000 to September 2019, Mr. Farkash served in a range of senior business leadership and technology development positions at Nova Measuring Instruments Ltd., including Senior Vice President Strategic Development, Senior Corporate Vice President Modeling Software Division, Vice President Sales and Vice President Business Development. Prior to joining Nova, Mr. Farkash served as worldwide Sales and Marketing Manager of AFCON Ltd., and AFCON Inc. in the United States. Prior to that, Mr. Farkash served in various software development managerial positions at various hi-tech companies. Mr. Farkash holds a B.Sc. degree in Computer Engineering and an MBA degree from the Technion – Israel Institute of Technology, Haifa, Israel.

Gil Kerbs is an entrepreneur and investor, currently heading new investments at Teuza VC fund (TSE: TUZA), where he also serves on the board of directors. Mr. Kerbs is also the founder of Newt, a digital health startup founded in 2019. Active in the healthcare world for the last 15 years, in 2018 Mr. Kerbs completed his role as the value segment business director at Medtronic China where he led a 60-person team selling to the growingly important Chinese lower tier market. Mr. Kerbs to this role, Gil took charge of creating surgical tools tailored for the emerging markets customer needs, at Medtronic.  Prior to Medtronic, Mr. Kerbs worked in venture capital in Israel at the Teuza fund, focusing on healthcare, and China-Israel related activities.  Mr. Kerbs holds an MBA/MA degree in international relations from the Wharton School of the University of Pennsylvania, and BSc. degree in electrical engineering from the Technion - Israel Institute of Technology.

If elected at the Meeting, Dov Farkash shall continue to serve as our Active Chairman and so long as he shall serve in such capacity, he shall be entitled to the compensation set forth in Proposal 6 for his service in such capacity, subject to approval of Proposal 6 at the Meeting. If Dov Farkash shall be re-elected at the Meeting but Proposal 6 is not approved at the Meeting, or if Mr. Farkash shall cease to serve as Active Chairman and shall continue to serve as a director, Mr. Farkash shall be entitled to the same compensation paid to our non-executive directors, namely, an annual fee and per-meeting fees between the minimum and the maximum amounts payable from time to time for such fees by us under the Israeli Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000 (the “Compensation Regulations”). In addition, at the Meeting, shareholders are being asked to approve the grant of options to Mr. Farkash, subject to his election as a director at the Meeting (see Proposal 3). Gil Kerbs shall not be entitled to cash or equity compensation for his service as a director. If elected at the Meeting, Gil Kerbs and Mr. Farkash will benefit from our directors’ and officers’ liability insurance policy, as in effect from time to time, and Mr. Farkash will continue to benefit from the indemnification and exemption letter agreement that we previously entered into with him. At the Meeting, shareholders are also being asked to approve our entering into an indemnification and exculpation agreement with Mr. Kerbs, subject to his election to serve as a director at the Meeting (see Proposal 7).

Proposal

The shareholders are being asked to (i) re-elect Dov Farkash as a Class I director for a term to expire at the 2026 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law; and (ii) subject to the approval of Proposal 8, to elect Gil Kerbs as a Class I director for a term to expire at the 2026 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law. Each director nominee will be voted on separately.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the re-election of Dov Farkash as a Class I director for a three-year term to expire at the 2026 annual general meeting of shareholders and the election of Gil Kerbs as a Class I director for a three-year term to expire at the 2026 annual general meeting of shareholders, subject to an amendment of our Articles of Association.

PROPOSAL 2

ELECTION OF EXTERNAL DIRECTORS

(Item 2A and 2B on the Proxy Card)

Background

The Israeli Companies Law requires companies incorporated under the laws of the State of Israel that are public companies to appoint at least two external directors who meet the qualification requirements in the Israeli Companies Law. At our general meeting of shareholders held in 2017, Mr. Ido Lapidot and Ms. Orly Solomon were elected to serve as external directors, each for an initial term of three years, and they were each re-elected for an additional three-year term at our general meeting of shareholders held on December 28, 2020 (the “2020 AGM”). Ms. Solomon resigned from the Company’s Board of Directors and its committees effective as of September 12, 2023.

At the Meeting, shareholders will be asked to re-elect Mr. Ido Lapidot as an external director for an additional three-year term, effective as of the expiration of his current three-year term in December 2023. In addition, our Board of Directors approved, and recommended to our shareholders to approve, the appointment of Ms. Limor Magen-Telem, to serve as an external director, within the meaning of the Companies Law, for an initial three-year term, effective as of the Meeting.

The Companies Law provides that a person may not serve as an external director if the person is a relative (as such term is defined in the Companies Law) of a controlling shareholder or if, on the date of the person’s appointment or within the preceding two years, the person or his or her relatives (as such term is defined in the Companies Law), partners, employers or anyone to whom that person is subordinate (directly or indirectly), or entities under the person’s control have or had any affiliation with the company, the controlling shareholder of the company or relative of a controlling shareholder, at the time of the appointment, or any entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by the company’s controlling shareholder (each an “Affiliated Party”). If a company does not have a controlling shareholder or any shareholder holding 25% or more of the company’s voting rights, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the chief executive officer, any shareholder holding 5% or more of the company’s shares or voting rights or the most senior financial officer as of the date of the person’s appointment. The term “affiliation” generally includes: an employment relationship; a business or professional relationship maintained on a regular basis (excluding insignificant relationships); control; and service as an office holder (excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering). The Companies Law defines “office holder” as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, a director and any other manager directly subordinate to the general manager. Notwithstanding the foregoing, a person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity or person that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than compensation permitted under the Companies Law and the regulations promulgated thereunder (including indemnification or exculpation, the company’s commitment to indemnify or exculpate such person and insurance coverage), may not continue to serve as an external director.

In addition, no person may serve as an external director if the person’s positions or other affairs create, or may create, a conflict of interest with that person’s responsibilities as a director, or may otherwise interfere with such person’s ability to serve as a director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not the controlling shareholder or relatives of the controlling shareholder, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company. An external director must meet certain professional qualifications or have financial and accounting expertise, as such terms are defined under regulations promulgated pursuant to the Companies Law. At least one external director must have financial and accounting expertise. The board of directors determines whether a director possesses financial and accounting expertise or professional qualifications. Each committee authorized to exercise any of the powers of the board of directors is required to include at least one external director, and both the audit committee and compensation committee are required to include all of the external directors. Our board of directors has determined that the minimum number of directors with financial and accounting expertise is one and that Ms. Limor Magen-Telem qualifies as such.

External directors are elected by the shareholders by a special majority. For details regarding the special majority requirements see “Vote Required for Approval of the Proposals” above.

Under Israeli law, the initial term of an external director of an Israeli public company is three years, and an external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years.

External Director Nominees

Following a review process of potential candidates, our Board of Directors recommends the election of Ido Lapidot and Limor Magen-Telem (together, the “External Director Nominees”) as external directors, within the meaning of the Companies Law, each for a three-year term. In accordance with the Companies Law, each of the External Director Nominees has certified to us that he/she meets all the requirements of the Companies Law for election as a director of a public company and that he/she possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his/her duties as a director of our Company, taking into consideration our Company’s size and special needs.

Biographical information concerning the External Director Nominees is set forth below.

Ido Lapidot has served as an external director of the Company (within the meaning of the Companies Law) since December 2017. Mr. Lapidot is a systematic innovation consultant and strategic planner, with over two decades of experience in driving innovation and sustainable growth across diverse industries. Ido is a partner at Next Leap Ventures, an investment club comprising former Intel employees, where he is in charge of identifying and nurturing groundbreaking technologies and startups and serving as NextLeap Ventures representative on the boards of directors at Sanolla, Wadis, and Marine Edge. Previously, Mr. Lapidot held several key positions at Intel R&D, Intel Labs, and Intel Corporate Services-EMEA, where he led LEAN manufacturing and TRIZ programs, and served as a strategic technologies’ planner and TRIZ program leader. Mr. Lapidot also served as an external teacher for TRIZ and systematic innovation at Afeka College of Engineering, at Azrieli College of Engineering, and Hadassah Academic College. Mr. Lapidot holds an MA degree in Environmental Science, a BA degree in Chemistry, and a B.A. degree in Atmospheric Science from the Hebrew University of Jerusalem. Mr. Lapidot also holds a TRIZ L3 certification from MA-TRIZ, a testament to his deep understanding of innovation theory and practice.

Limor Magen Telem is a lawyer and legal advisor with over twenty-five years of experience as a director in Israeli public companies. Ms. Magen Telem served as a member of the Israeli Parliament (Knesset) between June 2021 and November 2022 and was a member of the Knesset’s economic affairs committee and a member of the Knesset’s internal committee for environmental quality and the constitutional and legal committee. Prior to that, Ms. Magen Telem served as legal advisor to the Migdal Ha’Emek Municipality from 2001 until 2021. Ms. Magen Telem has also served as an external director (within the meaning of the Companies Law) in several public companies, including Synel Mll Payway Ltd.; Summit Ltd., where she also served as chairperson of the audit committee; and Poalim Continental Mutual Funds Ltd., where she also served as chairperson of the investment committee. Ms. Magen Telem holds an LLB degree from the College of Management Academic Studies and an LLM degree from the University of Haifa.

We are not aware of any reason why either of the External Director Nominees, if elected, would be unable or unwilling to serve as an external director.

If elected at the Meeting, the External Director Nominees will be entitled to an annual fee and per-meeting fees between the minimum and the maximum amounts payable from time to time for such fees by the Company under the Compensation Regulations. In addition, at the Meeting, shareholders are being asked to approve the grant of options to each of the External Director Nominees, subject to their respective election as external directors at the Meeting and effective as of their respective commencement of service as external directors, under and in accordance with this Proposal 2 (see Proposal 3). If elected at the Meeting, the External Director Nominees will benefit from our directors’ and officers’ liability insurance policy, as in effect from time to time, and Mr. Lapidot will continue to benefit from the indemnification and exemption agreement that we previously entered into with him. At the Meeting, shareholders are also being asked to approve our entering into an indemnification and exculpation agreement with Ms. Magen Telem, subject to her election to serve as an external director at the Meeting (see Proposal 7).

Proposed Resolution

The shareholders are being asked to approve the re-election of Mr. Ido Lapidot and the election of Ms. Limor Magen-Telem, each to serve as an external director, within the meaning of the Companies Law, for a three-year term. Each External Director Nominee will be voted on separately.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the election of each of the External Director Nominees.

PROPOSAL 3

APPROVAL OF THE GRANT OF OPTIONS TO DIRECTORS, INCLUDING THE EXTERNAL DIRECTOR NOMINEES
(Item 3A and 3B on the Proxy Card)

Background

Under the Companies Law, the payment of compensation, including the grant of options, to a director (including an external director, within the meaning of the Companies Law) that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders of that company, in that order.

The remuneration of external directors of an Israeli company is regulated by the Companies Law and the Compensation Regulations. Under the Compensation Regulations, provided that the requirements for payment to external directors of the annual and per meeting attendance fees are met, a company may elect to further compensate its external directors in the form of a grant of securities. Such grant of securities must be made under a compensation plan that includes all of the company’s officers and directors and must be in proportion to the securities granted to the company’s “other directors,” within the meaning of the Compensation Regulations, provided that the company has at least two “other directors.” The term “other director” generally refers to a director who is not: an external director; a controlling shareholder; an employee or service provider of the company, an entity that is a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company; or a director who is not compensated by the company (compensation in the form of securities does not constitute compensation for these purposes). The securities awarded to the external directors may not be less than the securities awarded to any “other director,” nor may the award exceed the average securities awarded to all of the “other directors.” A nominee for external director must be informed of the compensation to be paid by the company (and in the case of a grant of securities, also the terms of grant) prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service. The compensation paid to each of a company’s external directors must be the same, regardless of the form of compensation, except that expert external directors may receive higher compensation than non-experts (provided that the compensation paid to each expert director must be the same).

In connection with the recommendation to approve the terms of a new financing round (see Proposal 4), in view of the significant potential dilutive effect of the private placement, if consummated, on the ownership percentage of our current executive officers and directors, our Compensation Committee and Board of Directors determined that it would be appropriate and in the Company’s best interest to award our executive officers and current directors options in order to compensate them for such dilutive effect.

Accordingly, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to (i) each of our current non-executive directors (i.e., Dov Farkash, Ofer Greenberger Keinan Maman and Ido Lapidot) and to Limor Magen-Telem (who is standing for election for the first time at the Meeting as an External Director Nominee), of options to purchase 184,654 ordinary shares. The option grants to Dov Farkash, Ido Lapidot and Limor Magen-Telem shall be subject to their respective election at the Meeting and effective as of their respective commencement of new term of service in accordance with Proposals 1 and 2; (ii) Mr. Avi Magid, a director and our Chief Executive Officer, of options to purchase 645,854 ordinary shares; and (iii) Fernando de la Vega, a director and our Chief Technology Officer, of options to purchase 549,358 ordinary shares. The options shall have an exercise price of US$0.07 per share and shall vest over a period of three years on a quarterly basis, in 12 equal installments, subject to such individual’s continued engagement by the Company on each applicable vesting date. Any outstanding and unvested Options shall fully accelerate upon a Transaction, as such term is defined in the Company’s 2010 Option Plan (the “2010 Plan”), and a change of control of the Company. The options shall be exercisable for seven years following the date of grant and all unexercised options will expire immediately thereafter. If approved at the Meeting, the options shall be granted under, and shall be subject to, the terms and conditions of the Company’s 2010 Option Plan and the award agreement to be entered into with each of the optionees. The options shall be granted in accordance with Section 102 of the Israeli Income Tax Ordinance (New Version), 1961, as amended, and the regulations promulgated thereunder, under the capital gains track though a trustee. The proposed award of the options to the directors and the External Director Nominees and their terms are in accordance with the Company’s Compensation Policy for Executive Officer and Directors (the “Compensation Policy”).

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

3A: RESOLVED, to approve the grant of options to each of the directors of the Company who shall serve in such capacity immediately following the Meeting (other than Avi Magid, who also serves as the Chief Executive Officer of the Company, and Gil Kerbs), in such amounts and with such terms and conditions as described in Proposal 3 of the Proxy Statement for the Meeting.

3B: RESOLVED, to approve the grant of options to Avi Magid, a director and the Chief Executive Officer of the Company, in such amount and with such terms and conditions as described in Proposal 3 of the Proxy Statement for the Meeting.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the foregoing resolutions.

PROPOSAL 4
APPROVAL OF PRIVATE PLACEMENT WITH CONTROLLING SHAREHOLDER

(Item 4 on the Proxy Card)

Background

The Company’s principal existing shareholders, including GTRIMG, the Company’s controlling shareholder (collectively, the “Existing Shareholders”), have expressed their agreement to continue to financially support the Company and invest additional funds in the Company by way of a private placement of securities of the Company.

Accordingly, our Audit Committee and Board of Directors have approved, subject to shareholder approval, to offer and sell to the Existing Shareholders, in a private placement, units of its securities, each unit comprised of (each, a “Unit” and, collectively, the “Units”) (i) one ordinary share, and (ii) a warrant to purchase an additional one ordinary share, exercisable until the second anniversary of the issuance of such warrant at a per share exercise price of $0.07, subject to adjustment (the “Warrant”), at a per Unit purchase price of $0.07 (the “Purchase Price”). The Warrants will have an exercise price per share equal to the Purchase Price, will be exercisable immediately upon issuance and will expire two years from issuance. The proceeds from the private placement are intended to be invested in two closings:

●	In an initial offering, to be consummated in one or more closings no later than the close of business on February 29, 2024, the Company offered to issue and sell to the Existing Shareholders units of its securities for aggregate gross proceeds to the Company of up to $1.4 million.

●	In a subsequent offering, to be consummated in one or more closings no later than the close of business on May 31, 2024, the Company undertook to offer, issue and sell to the Existing Shareholders additional Units for aggregate gross proceeds to the Company of up to an additional $1.4 million (the “Follow-on Offering”). The Follow-on Offering shall be closed by no later than the close of business on May 31, 2024, at which time the Follow-on Offering will terminate. In the event that the Company shall raise funds from other sources (including grants) prior to May 31, 2024, the Follow-on Offering (all or partially depending on the amount of funds raised) may be postponed to a later date to be determined with the consent of the Existing Shareholders.

Under the definitive agreements entered into to date with the Existing Shareholders, which include GTRIMG (the “Investors”), such Investors undertook to invest an aggregate $1,535,000 in the Private Placement, of which $775,000 in the Initial Offering and $760,000 in the Follow-on Offering, for aggregate Units comprised of an aggregate 21,928,569 ordinary shares and Warrants to purchase up to an aggregate 21,928,569 Ordinary Shares in respect of both offerings.

Of such aggregate proceeds undertaken to be invested in the Private Placement to date, GTRIMG, the controlling shareholder of the Company, undertook to invest $600,000 in the Private Placement, in two equal tranches of $300,000 each in each offering. Under the Companies Law, a private placement in which a controlling shareholder has a personal interest (within the meaning of the Companies Law) requires the approval of the audit committee, the board of directors and the shareholders by a special majority (of disinterested shareholders). For details regarding the special majority requirements see “Vote Required for Approval of the Proposals” above. Accordingly, GTRIMG’s participation in the Private Placement is subject to shareholder approval. If the shareholders do not approve this Proposal 4 at the Meeting, the Private Placement will be consummated without the participation of GTRIMG.

The Audit Committee and Board of Directors determined that the Private Placement is advisable and in the best interests of the Company and its shareholders, and determined to recommend that our shareholders approve the Private Placement. In evaluating the Private Placement, the Audit Committee and Board of Directors considered a number of factors, including, but not limited to, the Company’s immediate need for funds in view of its current cash position and longer-term liquidity needs and the consequences to the Company and its shareholders if it does not raise immediate funds; and the Company management’s analysis that it would not likely be able to secure alternative sources of capital within the time frame required by the Company to address its immediate cash requirements.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve a private placement of the Company’s units, each comprised of an ordinary share and warrant to purchase an ordinary share, to GTRIMG Investments Ltd., the controlling shareholder of the Company, on such terms and conditions as set forth in Proposal 4 to the Proxy Statement for the Meeting.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the foregoing resolution.

PROPOSAL 5

APPROVAL OF AMENDMENT OF TERMS OF INVESTMENT ROUND OF THE COMPANY IN WHICH OUR CONTROLLING SHAREHOLDER PARTICIPATED

(Item 5 on the Proxy Card)

Background

At the annual general meeting of shareholders held on September 19, 2021 (the “2021 AGM”), our shareholders approved an investment in the Company of up to an aggregate of $5,000,000, at a price per share of $0.07 (the “Price Per Share”), to be consummated no later than 180 days from the 2021 AGM (i.e., no later than March 20, 2022) (the “Approved Financing”), and the participation of GTRIMG, our controlling shareholder, in the Approved Financing.

During the period of July 2021 and through July 2022, the Company and the Existing Shareholders entered into definitive agreements relating to a private placement of the Company’s ordinary shares for aggregate gross proceeds to the Company of $3.0 million (including approximately $230,000 plus interest thereon upon conversion of certain convertible loan agreements), at the Price Per Share. The Company issued to the Existing Shareholders an aggregate of 42,926,031 ordinary shares in the private placement. GTRIMG invested an aggregate $900,000 in the private placement.

In October 2022, the Company entered into subscription agreements with the Existing Shareholders pursuant to which the Company raised aggregate gross proceeds of $2,681,534 by way of a private placement, under the following terms:

●	The Company offered, issued and sold to the Existing Shareholders units of its securities for aggregate gross proceeds to the Company of $1.0 million (the “Initial Offering”), each unit comprised of (each, a “Unit”) (i) one ordinary share, and (ii) a warrant (the “Warrant”) to purchase an additional two ordinary shares, exercisable through the earlier of (a) the closing of a subsequent offering of Company securities by the Company to qualified investors with an effective price per ordinary share of at least $0.20 and (b) the second anniversary of the issuance of the Warrant, in each case at a per share exercise price equal to the Price Per Share, subject to adjustment, at a per Unit purchase price equal to the Price Per Share. The Company issued an aggregate of 14,285,712 ordinary shares and Warrants to purchase an aggregate 28,571,425 ordinary shares to the Existing Shareholders that participated in the Initial Offering in respect of the $1.0 million raised.

●	The Company undertook to offer, issue and sell to the Existing Shareholders, following the closing of the Initial Offering, additional ordinary shares for aggregate gross proceeds to the Company of up to an additional $1.0 million (the “Follow on Offering”), at the Price Per Share, which offering was subject to the achievement by the Company of certain pre-defined milestones on or before December 31, 2022, subject to a further extension at the discretion of the Company, to a date on or before February 28, 2023. Following the partial fulfillment of the milestones, the Company initially raised from certain of the Existing Shareholders $705,000 in the Follow on Offering. In April 2023, pursuant to the terms of the subscription agreement, Teuza – A Fairchild Technology Venture Ltd. (“Teuza”) joined the Follow on Offering, as extended, in the amount of $295,000, resulting in aggregate proceeds to the Company of $1.0 million in the Follow-on Offering, which completed the Follow-on Offering. The Company issued an aggregate of 14,285,713 ordinary shares to the Existing Shareholders that participated in the Follow on Offering in respect of the $1.0 million raised.

●	The Company undertook to offer, issue and sell to the Existing Shareholders, following the initial closing of the Follow on Offering, additional ordinary shares for aggregate gross proceeds to the Company of up to an additional $800,000 (the “Final Offering”), at the Price Per Share, which offering was subject to the achievement by the Company of a certain additional milestone set forth in the subscription agreements and any additional milestones to be agreed upon in good faith negotiations (the “Second Level Milestones”). According to the terms of the subscription agreements, the Final Offering was to be closed by no later than the close of business on the 30th business day after the delivery of notice by the Company to the Existing Shareholders that the Second Level Milestones have been achieved. Insight Capital Ltd. (“Insight”), a company controlled by Leon Recanati, and GTRIMG, undertook to invest $300,000 each in the Final Offering ($600,000 in total), if the Second Level Milestones are achieved. Notwithstanding that the Second Level Milestones had not yet been fulfilled, in April 2023, Teuza waived such condition and pursuant to the terms of the subscription agreement, invested in this round in the amount of $105,000. In April 2023, following the Company’s notice of the fulfillment of the Second Level Milestones, Insight invested in May 2023 $300,000 in this round, and in August 2023, GTRIMG invested $276,534 in this round, resulting in aggregate proceeds to the Company of $681,534 in the Final Offering, which completed the financing round under the October 2022 private placement. The Company issued an aggregate 1,500,000 ordinary shares to Teuza in respect of the $105,000 it invested in the Final Offering and 4,285,714 ordinary shares to Insight in respect of the $300,000 it invested in the Final Offering. The Company expects to issue 3,950,487 ordinary shares to GTRIMG in respect of the $276,534 it invested in the Final Offering.

Accordingly, the Company received aggregate gross proceeds of $5,681,534 in the two private placements described above, of which $1,876,534 was invested by GTRIMG.

Under the Companies Law, an extraordinary transaction with a controlling shareholder, including a private placement in which a controlling shareholder has a personal interest (within the meaning of the Companies Law) requires the approval of the audit committee, the board of directors and the shareholders by a special majority. For details regarding the special majority requirements see “Vote Required for Approval of the Proposals” above.

Accordingly, we are seeking shareholder approval of an amendment to the terms of the Approved Financing, in which our controlling shareholder participated, such that the maximum aggregate gross proceeds to the Company in the Approved Financing shall be up to $5,800,000 and the term for the completion of the Approved Financing shall be extended accordingly.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to ratify and approve an amendment to the terms of a financing round of the Company, as previously approved by the Company’s shareholders, in the form of a private placement of the Company’s ordinary shares to GTRIMG Investments Ltd., the controlling shareholder of the Company, and other existing shareholders, as set forth in Proposal 5 to the Proxy Statement for the Meeting.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the foregoing resolution.

PROPOSAL 6

RATIFICATION AND APPROVAL OF EXTENSION OF ACTIVE CHAIRMAN AGREEMENT WITH EXORO LTD.

(Item 6 on the Proxy Card)

Dov Farkash has served as the Active Chairman of our Board of Directors since April 19, 2020. In April 2020, we entered into an Active Chairman Agreement (the “Chairman Agreement”) with Exoro Ltd. (“Exoro”), a company wholly owned by Mr. Dov Farkash, which was ratified and approved by our shareholders at the 2020 AGM, which provided that Exoro, through Mr. Farkash, is to provide certain services to us as active chairman, focusing on go-to-market strategy. We agreed to enter into an indemnification agreement with Mr. Farkash and to include him in our directors’ and officers’ liability insurance. Mr. Farkash agreed not to provide any services that would conflict with or compete with ours. We agreed to pay to Exoro a monthly service fee of NIS 40,000 (approximately $10,395 based on the NIS/US dollar exchange rate as published by the Bank of Israel on November 8, 2023 of $1.00 = NIS 3.848) plus value-added tax. In addition, we granted to Mr. Farkash options to purchase 939,164 ordinary shares under our 2010 Option Plan, at an exercise price of $0.068 per share, vesting over three years from April 19, 2020, with one-third vesting after one year and the remainder vesting monthly over a 24-month period. Exoro was entitled to reimbursement of expenses in connection with the provision of the services and was provided with a budget of $10,000 per month for travel. According to the approval of the shareholders at the 2020 AGM, the initial term of the Chairman Agreement was for four months, and we had the right to renew the agreement for an additional nine months, which we exercised. Either party could terminate the Chairman Agreement upon 45 days prior written notice. The Chairman Agreement could also be terminated by us for Cause (as defined in the Chairman Agreement).

Notwithstanding the expiration of the Chairman Agreement in accordance with the approved terms on May 19, 2021, Mr. Farkash has continued to serve as Active Chairman in accordance with the terms thereof. We paid Exoro most (but not all) of the compensation due for Mr. Farkash’s foregoing service as Active Chairman and have recorded a monthly expense for the unpaid balance of the service fee to Exoro as a liability in our balance sheet.

Accordingly, our Compensation Committee and Board of Directors determined to ratify and approve, subject to shareholder approval, the extension of the Chairman Agreement, effective as of its expiration on May 19, 2021 and so long as Mr. Farkash shall serve as Active Chairman of our Board of Directors, including the approval of the payment to Mr. Farkash of any amounts that would otherwise have been payable to Mr. Farkash since the expiration of the Chairman Agreement in accordance with its terms. As the compensation payable to Exoro under the Chairman Agreement exceeds the maximum amounts payable to a director of the Company under the Compensation Policy, when ratifying and approving the extension of the Chairman Agreement, our Compensation Committee and Board of Directors considered the applicable factors required to be considered under the Companies Law when approving compensation that is not consistent with a company’s compensation policy. Our Compensation Committee and Board of Directors believe that the Chairman Agreement appropriately compensates Mr. Farkash for his significant contribution and dedication to the Company in his capacity as Active Chairman.

Under the Companies Law, the compensation of a director that is not consistent with a compensation policy requires the approval of the compensation committee, board of directors and the shareholders by a special majority. For details regarding the special majority requirements see “Vote Required for Approval of the Proposals” above.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to ratify and approve the extension of the Chairman Agreement between the Company and Exoro Ltd., effective as of the expiration of the Chairman Agreement and so long as Mr. Farkash shall serve as Active Chairman of the Board of Directors of the Company, as set forth in Proposal 6 of the Proxy Statement for the Meeting.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the foregoing resolution.

PROPOSAL 7

APPROVAL OF INDEMNIFICATION AND EXCULPATION AGREEMENTS WITH CERTAIN DIRECTORS
(Item 7A and 7B on the Proxy Card)

Under the Companies Law and the Israeli Securities Law, 5738—1968 (the “Securities Law”), a company may indemnify an office holder for the following liabilities, payments and expenses incurred for acts performed by him/her as an office holder (within the meaning of the Companies Law), either pursuant to an undertaking given by the company in advance of the act or following the act, provided its articles of association authorize such indemnification:

●	a monetary liability imposed on him/her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances. Such undertaking shall detail the foreseen events and amount or criteria mentioned above;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him/her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him/her as a substitute for a criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent (mens rea); and (2) in connection with a monetary sanction;

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder in connection with an administrative procedure under the Securities Law; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him/her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent (mens rea).

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty, but may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but provided that a provision authorizing such exculpation is included in the company’s articles of association. Our articles of association include such a provision. Under Israeli law, we also may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may not indemnify or exculpate an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or penalty levied against the office holder.

Our Articles of Association permit us to indemnify, exculpate and insure our office holders to the fullest extent permitted under the Companies Law and the Israeli Securities Law. We have entered into agreements with our current directors and executive officers (other than Mr. Avi Magid and Mr. Keinan Maman) in the form of indemnification agreement approved by our shareholders at the annual general meeting of shareholders held on September 12, 2019, attached hereto as Exhibit A (the “Indemnification Agreement”), exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by law and our Articles of Association, to the extent that these liabilities are not covered by insurance, all subject to limited exceptions. Indemnification for any monetary liability incurred by or imposed on a director or officer in favor of a third party is limited to certain events that were determined as foreseeable by our Board of Directors based on our operations, as set forth in the indemnification agreements. Under such indemnification agreements, the maximum aggregate amount of indemnification that we may pay to all of our directors and offices together based on such indemnification agreements is $5,000,000.

Under the Companies Law, the compensation of the chief executive officer and a director of a public company, including an undertaking to indemnify and exculpate a director, that is consistent with the Compensation Policy, requires the approval of the compensation committee, board of directors and shareholders, by an ordinary majority in the case of a director and by a special majority in the case of the chief executive officer (for details regarding the special majority, see “Vote Required for Approval of the Proposals” above). The entering into the Indemnification Agreement with our directors and officers is consistent with our Compensation Policy.

Accordingly, we are seeking shareholder approval of our entering into an Indemnification Agreement with each of Mr. Avi Magid, who has served as our Chief Executive Officer since July 17, 2022 and as a director since March 2, 2023, and Mr. Keinan Maman, who was appointed to serve as a Class II director on March 6, 2023. In addition, we are seeking shareholder approval of our entering into an Indemnification Agreement with Gil Kerbs, subject to his election to serve as a Class I director at the Meeting (see Proposal 1) and Limor Magen-Telem, subject to her election to serve as an external director at the Meeting (see Proposal 2).

Approval Required

See “Vote Required for Approval of the Proposals” above.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

7A: RESOLVED, to approve our entering into an indemnification and exculpation agreement in the form attached as Exhibit A to the Proxy Statement, with Mr. Avi Magid, the chief executive officer of the Company and a director.

7B: RESOLVED, to approve our entering into an indemnification and exculpation agreement in the form attached as Exhibit A to the Proxy Statement, with Mr. Keinan Maman, a Class II director, and Gil Kerbs and Limor Magen-Telem, subject to their election to serve as directors at the Meeting.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the foregoing resolutions.

Proposal 8

Amendment of the Company’s Articles of Association

(Item 8 on the Proxy Card)

Background

Under our Articles of Association, the number of directors on our Board of Directors will be no less than three and no more than seven directors, with all directors (other than the external directors, within the meaning of the Companies Law) divided into three classes with staggered three-year terms, designated as Class I, Class II and Class III, with each class of directors to consist, as nearly as possible, of one-third of the total number of directors other than the external directors. For additional information regarding the composition of our Board of Directors, see Proposal 1.

Our Board of Directors recommends that our shareholders approve an amendment to our Articles of Association to increase the maximum number of directors serving on the Company’s Board of Directors to eight directors. The adoption of this proposed amendment to our Articles of Association will allow the election of Gil Kerbs as an additional director to the Board, who is nominated for election by shareholders at this Meeting as a Class I director for an initial three-year term to expire at the 2026 annual general meeting of our shareholders, and until his successor has been duly elected and qualified or until his office is vacated in accordance with our Articles of Association and the Companies Law, which the Board believes is in the best interest of Company and its shareholders.

If this Proposal 8 is approved at the Meeting, Article 48 of the Company’s Articles of Association will be amended and restated as follows:

“48.	Number of Directors. The number of directors serving on the Board of Directors may be determined from time to time by the Board of Directors provided however that the overall number of directors at a given time be not less than three (3) and not more than eight (8).”

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve an amendment to the Company’s Articles of Association to increase the size of the Company’s Board of Directors to a maximum of eight directors, as set forth in Proposal 8 to the Proxy Statement for the Meeting.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the foregoing resolution.

Proposal 9

APPROVAL OF APPOINTMENT OF ZIV HAFT (BDO FIRM), C.P.A., AS INDEPENDENT AUDITORS

(Item 9 on the Proxy Card)

Background

In accordance with the rules of the Commission, Israeli law and our Articles of Association, the appointment of our independent auditors requires the approval of the shareholders of the Company following the approvals of the Audit Committee and Board of Directors.

At a special general meeting of our shareholders held on April 14, 2023, our shareholders appointed Ziv Haft (BDO Member Firm), CPA (“BDO”), as the Company’s independent auditors to audit the consolidated financial statements of the Company for the year ended December 31, 2022, and for such additional period until the Company’s next annual general meeting. At the Meeting, following the recommendation of our Audit Committee and Board of Directors, shareholders will be asked to approve the re-appointment of BDO as the Company’s independent registered public accountants for the year ending December 31, 2023, and for an additional period until the Company’s next annual general meeting of shareholders.

BDO has no relationship with us or our subsidiaries except as our independent auditors, and from time to time and to a limited extent, provides us with tax related services. The Audit Committee and Board of Directors believe that the re-appointment of BDO as the Company’s independent auditors to perform the audit of the Company’s consolidated financial statements during the period of its appointment is appropriate and in the best interest of the Company and its shareholders.

In accordance with the rules of the Commission, Israeli law and our Articles of Association, subject to the approval of this proposal, our Audit Committee and Board of Directors will determine the compensation of BDO during the period of its appointment as the Company’s independent registered public accounting firm, for audit and other services, in accordance with the scope and nature of their services. For the year ended December 31, 2022, we accrued on account of services of BDO, $135,000 for audit services and $20,000 for tax services.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to ratify and approve the re-appointment of Ziv Haft (BDO Member Firm), CPA, as the independent registered public accountants of the Company for the year ending December 31, 2023, and for such additional period under the next annual general meeting of shareholders.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the foregoing resolution.

REVIEW AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present for review and discussion at the Meeting, our consolidated audited financial statements for the year ended December 31, 2022. This Item will not involve a shareholder vote.

Our audited consolidated financial statements for the year ended December 31, 2022, which form part of our annual report on Form 20-F for the year ended December 31, 2022, filed with the Commission on May 15, 2023, are available for viewing via the Commission’s website at www.sec.gov as well as under the Investors section of our website at https://ir.pvnanocell.com/. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings are available to the public on the Commission’s website at http://www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

OTHER BUSINESS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically described in this proxy statement and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy, pursuant to their discretionary authority, in accordance with their best judgment and recommendation of the Board of Directors.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 13, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 13, 2023.

By Order of the Board of Directors

P.V. Nano Cell Ltd.

/s/ Avi Magid
Avi Magid
Chief Executive Officer

November 13, 2023

Exhibit A

Form of Indemnification Agreement

indemnification agreement

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of [___] [_], 20xx, is entered into by and between P.V. Nano Cell Ltd., an Israeli company whose address is 8 Hamasger Street Migdal Ha’Emek, Israel (the “Company”), and the undersigned Director or Officer of the Company whose name appears on the signature page attached hereto (the “Indemnitee”).

WHEREAS,	Indemnitee is an Office Holder (“Nosse Misra”), as such term is defined in the Companies Law, 5759–1999, as amended (the “Companies Law” and “Office Holder” respectively), of the Company;

WHEREAS,	both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, companies;

WHEREAS,	the Amended and Restated Articles of Association of the Company (the “Articles”) authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law, and this Agreement is provided to Indemnitee in accordance with applicable law, the Articles and all requisite corporate approvals;

WHEREAS,	the Company has determined that (i) the increased difficulty in attracting and retaining competent persons is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, and (ii) it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law, so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified;

WHEREAS,	the Company acknowledges that Indemnitee is relying on the obligations of the Company set forth in this Agreement in agreeing to serve the Company, which obligations are therefore irrevocable; and

WHEREAS,	in recognition of Indemnitee’s need for substantial protection against loss arising from the Indemnitee’s liability, including costs and expenses incurred by the Indemnitee due to his or her position as an Office Holder. in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement and provide for insurance and exculpation of Indemnitee as set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.	The Company hereby undertakes to indemnify Indemnitee to the fullest extent permitted by applicable law and the Articles, as each may be amended from time to time, for any liability and expense specified in Sections 1.1.1 through 1.1.4. below, imposed on Indemnitee due to or in connection with an act performed by such Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder, including, without limitation, as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof or any another corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act, omission and failure to act and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity, with respect to his Corporate Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events:

1.1.1.	Any financial liability imposed on such Office Holder or incurred by an Office Holder in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

1.1.2.	reasonable litigation Expenses, including without limitation attorneys’ fees and the fees and Expenses of investigators, accountants and other experts, expended by the Office Holder or charged to such Office Holder by court, (i) in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person; or (ii) in any criminal proceeding in which the Office Holder is acquitted; or (iii) in any criminal proceeding for an offense which does not require proof of criminal intent and of which the Office Holder is convicted;

1.1.3.	reasonable litigation Expenses, including without limitation attorneys’ fees and the fees and Expenses of investigators, accountants and other experts, expended by an Office Holder as a result of an investigation or proceeding instituted against the Office Holder by an authority authorized to conduct such investigation or proceeding, which: (i) is Concluded Without The Filing Of An Indictment (as defined in the Companies Law) against the Office Holder and without the imposition on the Office Holder of any Financial Obligation In Lieu of Criminal Proceedings (as defined in the Companies Law), or (ii) which is Concluded Without The Filing Of An Indictment against the Office Holder, but with the imposition on the Office Holder of a Financial Obligation In Lieu of Criminal Proceedings in respect of an offense that does not require proof of criminal intent or in connection with a financial sanction;

1.1.4.	A financial obligation imposed upon an Office Holder and reasonable litigation Expenses, including without limitation reasonable attorney fees, expended by the Office Holder as a result of an Administrative Proceeding (as defined below) instituted against the Office Holder. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and Expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1of the Securities Law, including reasonable legal Expenses, which term includes attorney fees.; and

For the purpose of this Agreement, “Expenses” shall include, without limitation, attorneys’ fees and all other costs, expenses and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim, action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation relating to any matter for which indemnification hereunder may be provided, and costs and expenses paid or incurred by Indemnitee in successfully enforcing this Agreement. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such cost or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section1.3. “Administrative Proceeding” shall mean a proceeding pursuant to Chapter H’3 (Imposition of Financial Sanctions by the Securities Authority), H’4 (Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee) or I’1 (Arrangement to Prevent the Initiation of Proceedings or to Conclude Proceedings, Subject to Conditions) of the Securities Law.

1.2.	Notwithstanding anything herein to the contrary, the Company’s undertaking to indemnify the Indemnitee in advance under Section 1.1.1 shall only be with respect to events described in Exhibit A hereto. The Board of Directors of the Company (the “Board”) has determined that the categories of events listed in Exhibit A are likely to occur in light of the operations of the Company. The maximum amount of indemnification payable by the Company under Section 1.1.1 of this Agreement with respect to all persons with respect to whom the Company undertook to indemnify under agreements similar to this Agreement (the “Indemnifiable Persons”), for all events described in Exhibit A shall be as set forth in Exhibit A hereto (the “Limit Amount”). If the Limit Amount is insufficient to cover all the indemnity amounts payable with respect to all Indemnifiable Persons, then such amount shall be allocated to such Indemnifiable Persons pro rata according to the percentage of their culpability, as finally determined by a court in the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnifiable Persons. The Limit Amount payable by the Company as described in Exhibit A is deemed by the Company to be reasonable in light of the circumstances. The indemnification provided under Section 1.1.1 herein shall not be subject to the limitations imposed by this Section 1.2 and Exhibit A if and to the extent such limits are no longer required by the Companies Law.

1.3.	If so requested by Indemnitee, and subject to the Company’s repayment and reimbursement rights set forth in Sections 3 and 5 below, the Company shall pay amounts to cover Indemnitee’s Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1 above, as and when incurred. The payments of such amounts shall be made by the Company directly to the Indemnitee’s legal and other advisors, as soon as practicable, but in any event no later than fifteen (15) days after written demand by such Indemnitee therefor to the Company, and any such payment shall be deemed to constitute indemnification hereunder. All amounts paid as indemnification hereunder shall be grossed up to cover any tax payment that Indemnitee may be required to make if the indemnification payments are taxable, subject to the Limit Amount if required by applicable law. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.	The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall be for such period as Indemnitee shall be subject to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the Corporate Capacity as described in Section 1.1 above, whether or not Indemnitee is still serving in such position (the “Indemnification Period”).

1.5.	The Company undertakes that, subject to the mandatory limitations under applicable law and the Articles, as in effect from time to time, as long as it may be obligated to provide indemnification and advance Expenses under this Agreement, the Company will purchase and maintain in effect directors’ and officers’ liability insurance, which will include coverage for the benefit of the Indemnitee, providing coverage in amounts as reasonably determined by the Board; provided that, the Company shall have no obligation to obtain or maintain directors and officers insurance policy if the Company determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided, or the coverage provided by such insurance is so limited by exclusions that it provides an insufficient benefit. The Company hereby undertakes to notify the Indemnitee thirty (30) days prior to the expiration or termination of such directors’ and officers’ liability insurance.

1.6.	The Company undertakes to give prompt written notice of the commencement of any claim hereunder to the insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer which is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

1.7.	In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement if Indemnitee has requested it, and the Company shall have the burden of proof to overcome that presumption in connection with the making of any determination contrary to that presumption.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to Indemnitee with respect to (i) any act, event or circumstance with respect to which it is prohibited to do so under applicable law, or (ii) a counter claim made by the Company or in its name in connection with a claim against the Company filed by the Indemnitee.

3.	REPAYMENT OF EXPENSES.

3.1.	In the event that the Company provides or is required to provide indemnification with respect to Expenses hereunder and at any time thereafter the Company determines, based on advice from its legal counsel, that the Indemnitee was not entitled to such payments, the amounts so indemnified by the Company will be promptly repaid by Indemnitee, unless the Indemnitee disputes the Company’s determination, in which case the Indemnitee’s obligation to repay to the Company shall be postponed until such dispute is resolved by a court of competent jurisdiction in a final and non-appealable order.

3.2.	Indemnitee’s obligation to repay to the Company for any Expenses or other sums paid hereunder shall be deemed as a loan given to Indemnitee by the Company subject to the minimum interest rate prescribed by Section 3(9) of the Income Tax Ordinance [New Version], 1961, or any other legislation replacing it, which is not considered a taxable benefit.

4.	SUBROGATION.

4.1.	In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

5.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation of Indemnitee to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company as soon as practical upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.2.

6.	EFFECTIVENESS.

The Company represents and warrants that this Agreement is valid, binding and enforceable in accordance with its terms and was duly adopted and approved by the Company, and shall be in full force and effect immediately upon its execution and shall continue to be in full force for the duration of the Indemnification Period. This Agreement shall be valid, binding and enforceable in accordance with its terms and shall be in full force and effect immediately upon its approval by the Company’s general meeting of shareholders.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and to the extent that such failure to provide notice materially and adversely impacts the Company’s ability to defend such action. Notice to the Company shall be directed to the Chief Executive Officer or Chief Financial Officer of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1.	The Company will be entitled to participate therein at its own expense.

7.2.	Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company. Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) the Company shall have, in good faith, reasonably concluded that there may be a conflict of interest under the law and rules of attorney professional conduct applicable to such claim between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of such action within reasonable time, in which cases the reasonable fees and expenses of counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which the Company shall have reached the conclusion specified in (ii) above.

7.3.	The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent.

7.4.	The Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner and that the Company and its counsel shall keep the Indemnitee reasonably notified on a regular basis of all events in the action), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of the Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.2 of this Agreement) and/or applicable law, and any such settlement, compromise or judgment does not impose any penalty or limitation on Indemnitee without the Indemnitee’s prior written consent. The Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Neither the Company nor Indemnitee will unreasonably withhold or delay their consent to any proposed settlement.

7.5.	Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to his or her advisors and representatives as shall be within Indemnitee’s power, in every reasonable way as may be required by the Company with respect to any claim that is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), provided that the Company shall cover all expenses, costs and fees incidental thereto such that the Indemnitee will not be required to pay or bear such expenses, costs and fees.

8.	EXCULPATION.

Subject to the provisions of the Companies Law, the Company hereby releases, in advance, the Office Holder from liability to the Company for any damage that arises from the breach of the Office Holder’s duty of care to the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

9.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Articles, applicable law or otherwise, and to the extent that during the Indemnification Period the indemnification rights of the then serving Indemnitees are more favorable to Indemnitees than the indemnification rights provided under this Agreement, Indemnitee shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law.

10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the Expenses, judgments, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses, judgments, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section5 above, any amount received by Indemnitee (under any insurance policy or otherwise) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify the Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 1.2.

11.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns and their respective heirs, personal representatives, executors and administrators. In the event of a merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company, the Indemnitee shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders of the Company. In the event that in connection with such transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee and such coverage shall be deemed to be in satisfaction of the insurance requirements under this Agreement. This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Corporate Capacity.

Any amendment to the Companies Law, the Israeli Securities Law, the RTP Law or other applicable law adversely affecting the right of the Indemnitee to be indemnified, insured or released pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure the Indemnitee for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

12.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

14.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions of those laws. The Company and Indemnitee each hereby irrevocably consent to the exclusive jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement.

15.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement. For the avoidance of doubt, it is hereby clarified that nothing contained herein derogates from the Company’s right in its sole discretion, subject to applicable law and the Articles, to indemnify Indemnitee post factum for any amounts the Indemnitee may be obligated to pay.

16.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. The Company hereby undertakes not to amend its Articles of Association in a manner which will adversely affect the provisions of this Agreement.

17.	ASSIGNMENTS; NO THIRD PARTY RIGHTS

Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors and officers’ liability insurance, to claim, on behalf of Indemnitee, any rights hereunder.

18.	INTERPRETATION; DEFINITIONS.

The obligations of the Company as provided hereunder shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to this Agreement in its entirety and not to any part hereof; all references herein to Sections or clauses shall be deemed references to Sections or clauses of this Agreement; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder; any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; reference to month or year means according to the Gregorian calendar; reference to a “company”, “corporate body” or “entity” shall include a, partnership, firm, company, corporation, limited liability company, association, joint venture, trust, unincorporated organization, estate, or a government municipality or any political, governmental, regulatory or similar agency or body, and reference to a “person” shall mean any of the foregoing or a natural person.

19.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument; it being understood that parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Indemnification Agreement as of the date first mentioned above, in one or more counterparts.

P.V. Nano Cell Ltd.

By:
Name and title:

Indemnitee:

Name:
Signature:
Address:

EXHIBIT A*

	CATEGORY OF INDEMNIFIABLE EVENT	LIMIT AMOUNT PER EACH SPECIFIC EVENT WITHIN THIS CATEGORY OF EVENTS

1.	Claims in connection with employment relationships with and/or by employees or consultants of the Company, and in connection with business relations between the Company and its employees, independent contractors, customers, suppliers, partners and various service providers.	$5,000,000 (the “Maximum Amount”).

2.	Negotiations, execution, delivery and performance of agreements of any kind or nature, anti-competitive acts, acts of commercial wrongdoing, approval of corporate actions including the approval of and recommendation or information provided to shareholders with respect to corporate actions, the approval of the acts of the Company’s management, their guidance and their supervision, actions concerning the approval of transactions with Office Holders or shareholders, including controlling persons, actions pursuant to or in accordance with the policies and procedures of the Company (whether or not such policies and procedures are published) and claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care or any other applicable standard with respect to the Company’s business.	The Maximum Amount

3.	Violation, infringement, misappropriation, dilution and other misuse of copyrights, patents, designs, trade secrets and any other intellectual property rights, acts in connection with the registration, assertion or protection of rights to intellectual property and the defense of claims related to intellectual property, breach of confidentiality obligations, acts in regard of invasion of privacy including with respect to databases or personal information, acts in connection with slander and defamation, and claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws.	The Maximum Amount

4.	Violations of securities laws of any jurisdiction, including without limitation, claims under the U.S. Securities Act of 1933, as amended from time to time, or the U.S. Exchange Act of 1934, as amended from time to time, or under the Israeli Securities Law, as amended from time to time, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders, holders of any other equity or debt instrument of the Company and the investment community and any claims related to the Sarbanes-Oxley Act of 2002, as amended from time to time; claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards lenders or debt holders of the Company, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction; actions taken in connection with the issuance, purchase, holding or disposition of any type of securities of Company, including, without limitation, the grant of options, warrants or other rights to purchase any of the same or any offering of the Company’s securities to private investors or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering, listing or offer or to the Company’s status as a public company or as an issuer of securities.	The Maximum Amount

5.	Liabilities arising in connection with development of any products or services developed, distributed, rendered, sold, provided, licensed or marketed by the Company, and any actions or omission in connection with the distribution, provision, sale, marketing, license or use of such products or services, including without limitation in connection with professional liability and product liability claims.	The Maximum Amount

6.	The offering of securities by the Company to the public, including the offering of securities by a shareholder in connection with a secondary offering.	The gross proceeds raised by the Company and/or any selling shareholder in such public offering

7.	The offering of securities by the Company to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings.	The Maximum Amount

8.	Events in connection with change in ownership or in the structure of the Company, its reorganization, dissolution, winding up, any other arrangements concerning creditors rights or any decision concerning any of the foregoing, including but not limited to, merger, sale or acquisition of assets, division, spin off, divestiture, change in capital.	The Maximum Amount

9.	Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, including the sale, lease or purchase of, or the receipt or any grant of any rights with respect to, any assets or business.	The Maximum Amount

10.	Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf, including, without limitation, failure to make proper safety arrangements for the Company or its employees and liabilities arising from any accidental or continuous damage or harm to the Company’s employees, its contractors, its guests and visitors as a result of an accidental or continuous event, or employment conditions, permanent or temporary, in the Company’s offices.	The Maximum Amount

11.	Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.	The Maximum Amount

12.	Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.	The Maximum Amount

13.	Participation and/or non-participation at the Company’s Board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s Board meetings, including, in each case, any committee thereof.	The Maximum Amount

14.	Review and approval of the Company’s financial statements and any specific items or matters within, including any action, consent or approval related to or arising from the foregoing, including, without limitations, execution of certificates for the benefit of third parties related to the financial statements.	The Maximum Amount

15.	Violation of laws, rules or regulations requiring the Company to obtain regulatory and governmental licenses, permits and authorizations (including without limitation relating to export, import, encryption, antitrust or competition authorities) or laws related to any governmental grants in any jurisdiction.	The Maximum Amount

16.	Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or the purchase and sale of assets, including the purchase or sale of companies and/or businesses, and/or investment in corporate or other entities and/or investments in traded securities and/or any other form of investment.	The Maximum Amount

17.	Liabilities arising out of advertising, including misrepresentations regarding the Company's products or services and unlawful distribution of emails.	The Maximum Amount

18.	An announcement or statement, including a position taken or an opinion or representation made in good faith by the Office Holder in the course of his duties or in conjunction with his duties, whether in public or in private, including during a meeting of the Board of Directors of the Company or any of the committees thereof.	The Maximum Amount

19.	Management of the Company’s bank accounts, including money management, foreign currency deposits, securities, loans and credit facilities, credit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures, and the like.	The Maximum Amount

20.	Any action or decision in relation to protection of work safety and/or working conditions, including with respect to provisions of the law, procedures or standards as applicable in or outside of Israel with relating to protection of work safety, pertaining, inter alia, to contamination, health protection, production processes, distribution, use, treatment, storage and transportation of certain materials, including in connection with corporal damage, property and environmental damages.	The Maximum Amount

21.	Any liability arising under any administrative, regulatory, judicial or civil actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation of Section 50P of the RTP Law.	The Maximum Amount

22.	All actions, consents and approvals relating to a distribution of dividends, in cash or otherwise, or to any other “distribution” as such term is defined under the Companies Law.	The Maximum Amount

23.	Any administrative, regulatory, judicial, civil or criminal, actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, violation or breaches alleging potential responsibility, liability, loss or damage (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, property damage or penalties, or for contribution, indemnification, cost recovery, compensation or injunctive relief), whether alleged or claimed by customers, consumers, regulators, shareholders or others, arising out of, based on or related to: (a) cyber security, cyber-attacks, data loss or breaches, unauthorized access to databases and use or disclosure of information contained therein, not preventing or detecting the breach or failing to otherwise disclose or respond to the breach; (b) circumstances forming the basis of any violation of any law, permit, license, registration or other authorization required under applicable law governing data security, data protection, network security, information systems, privacy or any cyber environment (including, users, networks, devices, software, processes, information systems, databases, information in storage or transit, applications, services, and systems that can be connected directly or indirectly to networks); (c) failure to implement a reporting system or control, or failure to monitor or oversee the operation of such a system; (d) data destruction, extortion, theft, hacking, and denial of service attacks; losses or liabilities to others caused by errors and omissions, failure to safeguard data or defamation; or (e) security-audit, post-incident public relations and investigative expenses, criminal reward funds, data breach/privacy crisis management (including, management of an incident, investigation, remediation, data subject notification, call management, credit checking for data subjects, legal costs, court attendance and regulatory fines), extortion liability (including, losses due to a threat of extortion, professional fees related to dealing with the extortion), or network security liability (including, losses as a result of denial of access, costs related to data on third-parties and costs related to the theft of data on third-party systems).	The Maximum Amount

	Aggregate Limit Amount for all events together.	The Maximum Amount

*	Any reference in this Exhibit A to the Company shall include the Company and any entity in which the Indemnitee serves in a Corporate Capacity.